

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via E-mail
Donovan Jones
President, Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

Re: **Counterpath Corporation**
Registration Statement on Form S-3
Response dated January 28, 2015
File No. 333-200993

Dear Mr. Jones:

We have reviewed your response letter referenced above. Where we refer to prior comments, we are referring to our letter dated January 12, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit Index

1. We note your response to our prior comment indicating that you will file the form of indenture in a post-effective amendment when, and if, you decide to offer any debt securities, and we reissue our comment. Please note that the guidance in Question 212.19 of our Securities Act Rules Compliance and Disclosure Interpretations, stating that an indenture may be filed as an exhibit to a post-effective amendment, applies to registrants filing automatic shelf registration statements. Since you do not appear to be eligible to file an automatic shelf registration statement, please file, as previously requested, the form of indenture related to your debt securities as an exhibit to the registration statement prior to requesting effectiveness.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Virgil Hlus, Esq.
        Clark Wilson LLP